Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 filed on January 20, 2015 of our reports dated March 12, 2014, with respect to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and Subsidiaries, as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report expresses an unqualified opinion, appearing in the Annual Report on Form 10-K of Keryx Biopharmaceuticals, Inc. for the three years ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013. We also hereby consent to the reference to our firm under the heading “Experts” in this registration statement.

/s/ UHY LLP

New York, New York

January 20, 2015